UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 8-K
_______________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
October 20, 2014 (October 20, 2014)
Date of Report (date of earliest event reported)
_______________________
TRANSCEPT PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-51967	33-0960223
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
1003 W. Cutting Blvd., Suite #110
Point Richmond, California 94804
(Address of principal executive offices)
(510) 215-3500
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
_______________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
On October 2, 2014, Transcept Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) a definitive proxy statement (the “Definitive Proxy Statement”), with respect to the special meeting of stockholders of the Company to be held on October 28, 2014 in connection with the Company’s proposed merger (the “Merger”) with Paratek Pharmaceuticals, Inc. (“Paratek”), contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 30, 2014, by and among the Company, Paratek, Tigris Acquisition Sub, LLC and Tigris Merger Sub, Inc.
Important information concerning the special meeting and the proposed Merger is set forth in the Definitive Proxy Statement. The Definitive Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the Definitive Proxy Statement.
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger-Background of the Merger-Historical Background for Transcept” on page 77 by amending and restating the third paragraph thereof as follows:
Beginning in April 2013 and continuing through November 2013, Transcept began a process of identifying and evaluating potential strategic combinations with commercial-stage, central nervous system (CNS) focused therapeutic companies. In November 2013, Transcept began to identify and evaluate additional potential strategic combinations with commercial-stage, non-CNS pharmaceutical companies. In screening potential strategic partners, Transcept’s management, as explained to, and agreed upon by, the Transcept board of directors, focused on four principal factors: whether the company was an operating company with significant near-term upside potential, as it was management’s view that a combination with such a company offered the best opportunity to realize value for Transcept’s stockholders; whether the company was willing to permit Transcept to distribute to Transcept’s stockholders all cash on Transcept’s balance sheet in excess of approximately $30 million; whether the company had current investors willing to invest in the combined organization on equivalent economic terms to the investment being made by Transcept in the combined organization, thus providing a measure of validation of the economic terms being offered Transcept; and, whether the company was prepared to become a publicly traded company. From April 2013 until June 2014, Transcept identified and screened approximately 25 companies and entered into confidential disclosure agreements with several of these companies. A number of these companies who did not enter into a confidential disclosure agreement with Transcept indicated interest in a proposed strategic transaction conditioned upon Transcept’s ability to regain certain licensing and marketing rights to Intermezzo from Purdue. Additionally, some of these candidates further conditioned their proposed interest in a strategic transaction upon resolution of the ongoing Intermezzo ANDA litigation to ensure that Intermezzo would retain a sufficient market exclusivity period to justify further investment in re-launching and marketing the product.
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger-Background of the Merger-Historical Background for Transcept” on page 82 by amending and restating the sixth full paragraph thereof as follows:
On March 27, 2014, Mr. Oclassen, Mr. Kollins, and Ms. Patterson called Mr. Molnar to further discuss the principal terms of the proposed transaction. Later that day, Mr. Kollins sent Mr. Molnar an email highlighting key financing and structural terms of the transaction proposed by Transcept. Later that day, the Transcept board of directors held a telephonic meeting at which Mr. Oclassen and Mr. Kollins provided an overview of Paratek’s business and the proposed structure and key terms of the potential business combination between Transcept and Paratek. The Transcept board of directors was aware that Thomas Dietz was a Paratek stockholder at the time of such meeting.

The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger-Opinion of the Transcept Financial Advisor-General” beginning on page 97 by appending the following to the end of the first full paragraph on page 98:
As of June 30, 2014, neither Leerink nor its affiliates held any equity, debt or other securities of Transcept, Paratek or their respective affiliates.
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger-Opinion of the Transcept Financial Advisor-General” beginning on page 97 by amending and restating the second full paragraph on page 98 as follows:
Leerink was retained by Transcept as its financial advisor under a letter agreement dated October 2, 2013. Pursuant to the terms of this engagement letter, Transcept has agreed to pay Leerink $1.1 million, $350,000 of which was payable upon execution of the engagement letter, $375,000 of which was payable upon delivery of Leerink’s fairness opinion, and the remaining portion of which will be paid upon, and subject to, consummation of the merger. In addition, Transcept has agreed to reimburse Leerink for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Leerink and related persons against various liabilities, including certain liabilities under the federal securities laws.

The following disclosure amends and supplements the discussions in the Definitive Proxy Statement by inserting the following section immediately following the section entitled “The Merger-Opinion of the Transcept Financial Advisor” on page 98:
Certain Financial Forecasts
Paratek management provided projected financial information to Transcept management and Leerink (i.e., the Paratek Forecasts). In preparing its fairness opinion, Leerink did not utilize the Paratek Forecasts directly. Instead, with the consent and instruction of Transcept management and following conversations with and guidance by Paratek management, Leerink prepared projected financial information based upon the Paratek Forecasts, but with adjustments to take into account certain risk assumptions, including the risk-adjusted probability of a commercial launch, assumptions regarding potential partnerships in certain geographies and commercial channels, and the effect of net operating losses on taxes payable). Leerink presented such projections to the Transcept board of directors at its meeting on June 30, 2014, a summary of which projected financial information is set forth below:

	For the Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019	2020	2021
POS-Adjusted Revenue (1)	$0.0	$0.0	$0.0	$29.2	$98.4	$183.9	$280.7	$378.0
POS-Adjusted EBIT (2)	(19.1)	(43.5)	(20.6)	(20.2)	27.7	108.1	190.4	266.9
POS-Adjusted Net Income (3)	(19.1)	(43.5)	(20.6)	(20.2)	27.7	100.3	125.5	175.3
Add: Depreciation and Amortization	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Less: Changes in Net Working Capital	0.0	0.0	0.0	13.2	31.2	38.5	43.6	43.9
Less: Capital Expenditures	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Free Cash Flow	(19.3)	(43.6)	(20.8)	(33.5)	(3.7)	61.6	81.7	131.2
	For the Fiscal Year Ended December 31,
	2022	2023	2024	2025	2026	2027	2028	2029
POS-Adjusted Revenue (1)	$472.0	$549.5	$569.9	$591.2	$613.4	$636.7	$661.1	$130.9
POS-Adjusted EBIT (2)	340.9	401.8	417.7	434.3	451.7	469.8	488.9	71.0
POS-Adjusted Net Income (3)	223.4	262.9	273.2	284.0	295.3	307.2	319.5	47.9
Add: Depreciation and Amortization	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Less: Changes in Net Working Capital	42.4	34.9	9.2	9.6	10.0	10.5	11.0	0.0
Less: Capital Expenditures	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Free Cash Flow	180.8	227.9	263.9	274.3	285.2	296.5	308.4	47.7

(1) POS-Adjusted Revenue represents probability-adjusted gross revenues, based on a number of assumptions, including, a probability of commercial launch and assumptions regarding potential partnerships in certain geographies and commercial channels.
(2) POS-Adjusted EBIT represents probability-adjusted earnings before interest and taxes.
(3) POS-Adjusted Net Income represents POS-Adjusted EBIT, less interest and taxes.

Stockholders are cautioned not to place undue, if any, reliance on the projections in the tables above. Paratek is an early stage biopharmaceutical company that has incurred significant losses since its incorporation in 1996. Paratek has not yet submitted any product candidates for approval by regulatory authorities, and Paratek does not currently have rights to any products that have been approved for marketing or sale in any territory. As a result, the projections above rely on numerous assumptions that include, among other things, that omadacycline clinical development and regulatory and other milestones would be achieved at costs and on timetables substantially consistent with management’s expectations at the time such projections were made. Because of the numerous risks and uncertainties associated with pharmaceutical product development, the timing or amount of increased expenses or when, or if, Paratek will be able to generate any revenues to achieve profitability cannot be predicted. For example, Paratek’s expenses could increase if Paratek is required by the FDA, or other regulatory agencies outside the United States, to perform studies in addition to those that it currently expects to perform, or if patient enrollment in planned clinical trials takes longer than currently expected or if there are any other delays in completing Paratek’s currently planned clinical trials, or in the development of any of its product candidates. To become and remain profitable, Paratek must succeed in developing and commercializing products with significant market potential. This will require Paratek to be successful in a range of challenging activities for which Paratek is only in the pre-registration, pre-clinical and clinical stages, including developing product candidates, successfully completing clinical trials, obtaining regulatory approval for product candidates and manufacturing, marketing and selling those products for which Paratek may obtain regulatory approval. Paratek may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Even if Paratek achieves profitability in the future, Paratek may not be able to sustain profitability in subsequent periods. Paratek’s failure to become or remain profitable would depress its market value and could impair its ability to raise capital, expand its business, develop other product candidates or continue its operations. For additional risks related to Paratek and its business, please see “Risk Factors-Risks Related to Paratek” appearing elsewhere in this proxy statement/prospectus/information statement.

Transcept does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results. The estimates of future financial performance for Paratek in the Paratek Forecasts were provided to Leerink solely for use in its financial analysis in connection with its fairness opinion. There can be no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

Although, Paratek has previously made available to the public certain projections as to its future financial performance in connection with a Registration Statement on Form S-1 filed with the SEC in September 2012, such Registration Statement was subsequently withdrawn in July 2013. The projections set forth above are included in this proxy statement/prospectus/information statement only because this information was provided for use in the fairness opinion provided to the Transcept board of directors and are not included in this proxy statement/prospectus/information statement in order to influence any stockholder’s voting decision with respect to the merger. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or GAAP.

No independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have any independent accountants expressed any opinion or any other form of assurance on such information or its achievability.

The Paratek internal financial forecasts, upon which the projections were based, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Paratek and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the control of Paratek. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized or that actual results will not be significantly higher or lower than those set forth in the projections.

Differences between actual and projected results are to be expected, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed in the section of this proxy statement/prospectus/information statement entitled “Risk Factors.” All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the “Risk Factors” section.

The inclusion of the projections herein should not be regarded as an indication that Paratek, Transcept or any of their respective affiliates or representatives considered, or now considers, the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as may be required by law, none of Paratek, Transcept, or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Paratek Forecasts provided to Leerink were based on numerous significant assumptions. There can be no assurance that any of these assumptions will be realized or that actual outcomes will not be significantly different.

The inclusion in this proxy statement/prospectus/information statement of this discussion of the assumptions made by Paratek, Transcept or Leerink in preparing any financial forecasts should not be regarded as an indication that such assumptions will be predictive of actual future events, and they should not be relied on as such. Except as required by applicable securities laws, Transcept does not intend to update or otherwise revise the discussion of these assumptions to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even if any or all of the assumptions are shown to be in error.

The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger-Interests of the Transcept Directors and Executive Officers in the Merger-Equity Compensation Plans” on page 103 by appending the following to the end of such section on page 105:
The following table presents certain information concerning the outstanding option awards held by each non-employee director as of October 17, 2014:

	Option Awards (number of shares of Transcept common stock underlying unexercised options)	Exercise Price
Thomas J. Dietz	25,000	$3.43
	20,000	$4.74
Thomas D. Kiley	10,000	$3.17
	13,500	$4.07
	1,900	$6.74
	7,000	$6.85
	4,000	$6.88
	7,000	$7.52
Matthew M. Loar	25,000	$1.97
Jake R. Nunn	10,000	$3.17
	13,500	$4.07
	1,900	$6.74
	7,000	$6.85
	4,000	$6.88
	7,000	$7.52
G. Kirk Raab	20,000	$3.17
	62,500	$4.07
	17,500	$6.74
	45,000	$6.76
	38,000	$6.87
	5,000	$6.88
Frederick J. Ruegsegger	4,000	$2.81
	13,500	$4.07
	1,900	$6.74
	7,000	$6.85
	4,000	$6.88
	7,000	$7.52
	10,000	$12.67
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “The Merger Agreement-Directors and Officers of Transcept Following the Merger” on page 139 by appending the following to the end of such section:
Dr. Dietz was selected by Transcept to remain on the board of directors at the effective time of the merger based on the knowledge of the business and affairs of Transcept that he gained as a member of Transcept’s board of directors since his appointment in April 2013, his medical and research backgrounds, experience in drug development and extensive experience in the financial services industry.
Dr. Stein was selected by Transcept to be elected to the board of directors at the effective time of the merger based on his prior executive management roles at multiple biopharmaceutical companies, including several focused on development of new antibacterial therapeutics, his medical and research backgrounds and experience in the healthcare financing industry.
For more information regarding the directors of Transcept following the merger, please see the section entitled “Management Following the Merger-Executive Officers and Directors-Executive Officers and Directors of the Combined Company Following the Merger” in this proxy statement/prospectus/information statement.
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “Agreements Related to the Merger-Pre-Closing Dividend Assets and Rights-Overview” on page 157 by appending the following to the penultimate paragraph thereof on page 158:
Dr. Dietz shall receive an annual payment of $20,000 for his service on the Special Committee.
The following disclosure amends and supplements the discussions in the section of the Definitive Proxy Statement entitled “Management Following the Merger-Director Compensation” on page 269 by amending and restating the fourth paragraph thereof as follows:
It is currently expected that the non-employee director cash compensation policies set forth above, as well as the non-employee director equity compensation policies will be reviewed by the combined company following completion of the merger and may be subject to change. In this regard, following the completion of the merger, it is expected that the combined company will provide compensation to non-employee directors that is in line with Transcept’s current practices and Dr. Dietz shall receive an additional annual payment of $20,000 for his service on the Special Committee.
Additional Information and Where You Can Find It
On October 2, 2014, the Company filed a proxy statement/prospectus/information statement in connection with the Merger. Investors and the Company’s stockholders are urged to read carefully the proxy statement/prospectus/information statement and other relevant materials because they contain important information about the Merger. Investors and stockholders may obtain free copies of these documents and other documents filed by the Company with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by going to Transcept’s corporate website at www.transcept.com or by directing a written request to: Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting decision with respect to the Merger.
Transcept and its directors and executive officers and Paratek and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Transcept in connection with the proposed Merger. Information regarding the special interests of these directors and executive officers in the Merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding certain of these persons and their beneficial ownership of Transcept common stock as of September 1, 2014 is also set forth in the proxy statement/prospectus/information statement filed by Transcept on October 2, 2014 with the SEC. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to Transcept’s corporate website at www.transcept.com or by directing a written request to: Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Investor Relations.
Forward-Looking Statements
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Current Report on Form 8-K regarding the Company’s strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the Company’s merger with Paratek, including the timing and amount of the pre-closing dividend and any other dividend or future payment in connection therewith; certain projected financial information of Paratek; and the composition of the Company’s board of directors following the Merger and their compensation. The Company and/or Paratek may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the Company’s forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Transcept makes, including the risks described in the "Risk Factors" section of Transcept’s periodic reports and the proxy statement/prospectus/information statement referred to above filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Transcept may enter into or make. Transcept does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSCEPT PHARMACEUTICALS, INC.

Date: October 20, 2014	By:	/s/ Leone D. Patterson
Name: Leone D. Patterson
Title: Vice President, CFO